

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Qiaoling Lu
Chief Executive Officer
Sentage Holdings Inc.
501, Platinum Tower
233 Taicang Rd, HuangPu
Shanghai City
People's Republic of China

> **Re: Sentage Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed on March 22, 2021**
> **File No. 333-254558**

Dear Ms. Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form F-1 filed March 22, 2021

Index to Financial Statements, page F-1

1. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

Exhibits, page II-6

2. Please file executed copies, rather than or in addition to the "Form of" versions, of Exhibits 10.3 through 10.8 with your public filing and prior to requesting effectiveness.

You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance